                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                           ---------------------------


                          DOMINICK'S SUPERMARKETS, INC.
                            (Name of Subject Company)

                          WINDY CITY ACQUISITION CORP.
                                  SAFEWAY INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                NON-VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                           COMMON STOCK ---- 257159103
                       NON-VOTING COMMON STOCK ----- NONE
                     (CUSIP Numbers of Class of Securities)

                              MICHAEL C. ROSS, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                            5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                            TELEPHONE: (925) 467-3000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 455-2000

CUSIP No. 257 159 103
---------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         WINDY CITY ACQUISITION CORP.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(e) or 2(f)

                                                                            [  ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         18,614,661 (COMMON STOCK)
         2,861,354 (NON-VOTING COMMON STOCK)
--------------------------------------------------------------------------------
   8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES

                                                                            [  ]
--------------------------------------------------------------------------------
   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         99.39% (COMMON STOCK)
         100% (NON-VOTING COMMON STOCK)
--------------------------------------------------------------------------------
   10    TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 257 159 103
---------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         SAFEWAY INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

          BK, WC, OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(e) or 2(f)

                                                                            [  ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         18,614,661 (COMMON STOCK)
         2,861,354 (NON-VOTING COMMON STOCK)
--------------------------------------------------------------------------------
   8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES

                                                                            [  ]
--------------------------------------------------------------------------------
   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         99.39% (COMMON STOCK)
         100% (NON-VOTING COMMON STOCK)
--------------------------------------------------------------------------------
   10    TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                  This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on October 19, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Windy City Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Safeway Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Voting Shares"), and Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Shares" and, together with the Voting Shares, the "Shares"), of Dominick's Supermarkets, Inc., a Delaware corporation (the "Company"), at a purchase price of $49 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

                  Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  On November 20, 1998, the Parent announced that it had merged a wholly-owned subsidiary of Parent into the Company (the "Merger") with the Company continuing as the surviving corporation in the Merger. Because Parent had acquired at least 90% of each class of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly-owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect wholly-owned subsidiary of the Parent or the Company, and Shares owned by stockholders who choose to dissent and demand appraisal of their Shares) shall be canceled, extinguished and converted into the right to receive $49.00 per Share in cash, without interest, less any applicable federal withholding taxes. The full text of the press release is set forth in Exhibit (a)(10) and is incorporated herein by reference.

                  The Parent has requested that trading of the Shares be halted on the New York Stock Exchange and the Chicago Stock Exchange and filed a Form 15 to delist the Shares with the Securities and Exchange Commission.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  Pursuant to the Offer, which expired at 12:00 Midnight, New York City Time, on Monday, November 16, 1998, the Purchaser ultimately acquired 21,476,015 Shares. Such Shares, when added to Shares beneficially owned by Parent, represent approximately 99.47% of all Shares outstanding at such time.

                  The information provided in this Final Amendment under Item 5 is incorporated by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  Item 11 is hereby amended and supplemented to add the following:

                  (a)(10) Press Release issued by the Parent on November 20,
1998.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                        SAFEWAY INC.


                                        By   /S/  MICHAEL C. ROSS
                                           ------------------------------------
                                           Name:  Michael C. Ross
                                           Title: Senior Vice President
                                                  and General Counsel


                                        WINDY CITY ACQUISITION CORP.


                                        By   /S/  MICHAEL C. ROSS
                                           ------------------------------------
                                           Name:  Michael C. Ross
                                           Title:  Vice President and Secretary


Date: November 20, 1998

                                  EXHIBIT INDEX


Exhibit                                                                         Page
No.                                          Description                        No.
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
(a)(10)           Press Release issued by the Parent on November 20, 1998